Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated May 8, 2012, except for Note 10 as to which the date is August 22, 2012, in the Registration Statement (Form S-4 dated August 22, 2012) and related Prospectus of Revel AC, Inc., for the registration of $435,599,207 aggregate principal amount of 12% Second Lien Notes due 2018.

/s/ Ernst & Young LLP

Philadelphia, PA

August 22, 2012